Filed Pursuant to Rule 424(b)(3)
File Number 333-126399

PROSPECTUS SUPPLEMENT NO. 8

Prospectus Supplement No. 8
to Prospectus dated December 15, 2006
as supplemented by
Prospectus Supplement No. 1 dated January 24, 2007
Prospectus Supplement No. 2 dated February 27, 2007
Prospectus Supplement No. 3 dated March 20, 2007
Prospectus Supplement No. 4 dated April 19, 2007
Prospectus Supplement No. 5 dated May 2, 2007
Prospectus Supplement No. 6 dated May 11, 2007 and
Prospectus Supplement No. 7 dated May 29, 2007

BIONOVO, INC.

This Prospectus Supplement No. 8 supplements our Prospectus dated December 15, 2006 as supplemented by Prospectus Supplement No. 1 dated January 24, 2007, Prospectus Supplement No. 2 dated February 27, 2007, Prospectus Supplement No. 3 dated March 20, 2007, Prospectus Supplement No. 4 dated April 19, 2007, Prospectus Supplement No. 5 dated May 2, 2007, Prospectus Supplement No. 6 dated May 11, 2007 and Prospectus Supplement No. 7 dated May 29, 2007. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, except upon the exercise of warrants.

Our common stock is quoted on the NASDAQ Capital Market under the symbol BNVI. On June 4, 2007, the closing price of our common stock on the NASDAQ Board was $5.05.

This Prospectus Supplement includes the attached Current Report dated June 4, 2007 on Form 8-K of Bionovo, Inc., as filed by us with the U.S. Securities and Exchange Commission on June 5, 2007.

YOU SHOULD READ THE PROSPECTUS, PROSPECTUS SUPPLEMENT NO. 1, PROSPECTUS SUPPLEMENT NO. 2, PROSPECTUS SUPPLEMENT NO. 3, PROSPECTUS SUPPLEMENT NO. 4, PROSPECTUS SUPPLEMENT NO. 5, PROSPECTUS SUPPLEMENT NO. 6, PROSPECTUS SUPPLEMENT NO. 7 AND THIS PROSPECTUS SUPPLEMENT NO. 8 CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 4 OF THE PROSPECTUS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is June 5, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2007

BIONOVO, INC.
(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation)	000-50073 (Commission File Number)	20-5526892 (I.R.S. Employer Identification No.)
	5858 Horton Street, Suite 375 Emeryville, California (Address of principal executive offices)	94608 (Zip Code)
Registrant’s telephone number, including area code: (510) 601-2000

Not applicable
(Former Name or Former Address, if

Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On June 4, 2007, Bionovo, Inc. issued a press release announcing that its lead drug candidate, MF101, showed positive Phase 2 results for the treatment of hot flashes associated with menopause. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description
99.1	Press Release issued by Bionovo, Inc. on June 4, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIONOVO, INC.

By:	/s/ James Stapleton
Name: James Stapleton
Title: Chief Financial Officer
Date: June 4, 2007

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release issued by Bionovo, Inc. on June 4, 2007.

Company Contacts: Bionovo, Inc. Jim Stapleton Chief Financial Officer Phone: 510.420.4180 jim@bionovo.com Media: Katherina Audley Phone: 415.847.7295 katherina.audley@bionovo.com

Bionovo’s MF101 Shows Positive Safety, Tolerability and Efficacy in Phase 2 Trial

EMERYVILLE, CA, June 4, 2007— Bionovo, Inc.’s (NASDAQ: BNVI) lead drug candidate, MF101, showed positive Phase 2 results for the treatment of hot flashes associated with menopause. Two hundred and seventeen women were enrolled in the company’s double-blind, placebo-controlled, randomized Phase 2 trial. Postmenopausal women with 50 or more moderate to severe hot flashes per week were randomized to one of three treatment groups receiving MF101 (5 grams/day), MF101 (10 grams/day), or placebo for twelve weeks. The trial was led by Dr. Deborah Grady at the University of California, San Francisco and was conducted at six medical centers in the United States: University of California, San Francisco, University of Minnesota, Minneapolis, University of Pittsburgh, University of Tennessee, Memphis, University of Alabama, Birmingham and the San Diego Medical Center for Clinical Research.

Bionovo’s primary objectives in the Phase 2 clinical trial were to assess the safety, tolerability and the potential efficacy of two doses of MF101 to reduce the frequency and severity of hot flashes. Both doses of MF101 were more effective than placebo at reducing the frequency and severity of hot flashes from the start of the trial until the end of the treatment period 12 weeks later. In a paired t-test, comparing the number of hot flashes per day after 12 weeks of treatment, MF101 5 gm was better than placebo at 12 weeks but did not reach statistical significance (p=0.06). The higher dose was statistically superior to placebo with a p value of 0.05 and both doses combined were superior to placebo with a p value of 0.04. MF101 showed a trend for improvement in severity of hot flashes compared to placebo with the higher dose showing greater improvement (p=0.1) than the lower dose (p=0.12) and with both doses combined superior to placebo (p=0.08). There was a dose response trend suggesting that the higher dose of MF101 was more effective at reducing both frequency and severity of hot flashes than the lower dose.

In secondary analyses, the percent of women reporting greater than 50% reduction in all hot flashes was statistically significantly higher in the MF101 high dose group compared to placebo (p=0.03) and in both doses of MF101 combined compared to placebo (p=0.05).

MF101 is a novel estrogen receptor beta agonist that is expected not to stimulate the endometrium or breast tissue. Safety analyses showed no cases of endometrial hyperplasia or uterine cancer during the trial and there were no differences in incidence of vaginal bleeding between the placebo group and the two cohorts treated with MF101. The only side effect that increased with MF101 treatment was loose stool/diarrhea (12% in each of the drug arms vs. 3% in placebo arm). Constipation was improved with MF101 therapy. These observations are consistent with the presence of soluble fiber in the drug extract, which future optimization of the manufacturing process will significantly reduce. Adherence to the study medication was high with 91% of the participants compliant with treatment after 12 weeks of therapy.

“I am very encouraged and pleased by the findings of this clinical trial,” said Deborah Grady, M.D., Associate Dean for Clinical and Translational Science, Professor of Medicine and Director of the University of California, San Francisco (UCSF) Women's Health Clinical Research Center. “The combination of a trend to better efficacy with a higher dose of MF101 and a very strong safety profile of a drug that was very well tolerated by menopausal women is exciting news. These early positive clinical results are not only encouraging for discovering a safer therapy for hot flashes but also support the role of estrogen receptor beta as a novel target for treating menopausal symptoms.”

“Recent clinical trials, such as the HERS and the WHI, elucidated important safety concerns of postmenopausal hormone therapy and resulted in significantly fewer women using these products,” said Isaac Cohen, CEO of Bionovo. “For this reason, it is important for us to find safer alternatives for treating menopausal symptoms. The favorable dose response trend signals that MF101 may become a clear alternative to traditional postmenopausal hormone therapy for relief of vasomotor symptoms. We are excited by the prospect of moving forward with the development of a product that could potentially have such broad reach and positively affect the quality of life for millions of women and their loved ones. This first Phase 2 trial conducted by Bionovo serves as a proof of our drug development strategy and we look forward to advancing MF101 into registration trials.”

About MF101

MF101 is an estrogen receptor (ER) beta selective drug developed as an alternative to postmenopausal hormone products currently on the market, which are both ER beta and ER alpha agonists that have been shown to increase the risk for breast and uterine cancers. It has been shown that the increased risk of breast and uterine cancers is associated with ER alpha activation and that ER beta blocks the growth promoting effects on breast cancer cells. Bionovo recognized the opportunity to commercialize a product that would be equally effective, with an improved safety profile compared to traditional hormone therapy. The clinical trial results have been evaluated by an independent Data and Safety Monitoring Board and the drug candidate has passed through a standard two-phase examination for safety.

Bionovo, Inc.

Bionovo is a drug development company focusing on the discovery of novel pharmaceutical agents for cancer and women's health. The company has two drugs in clinical testing. MF101 has completed Phase 2 for quality of life conditions associated with menopause, and BZL101 is in Phase 1/2 for the treatment of advanced breast cancer. The company has an additional pipeline of drugs in development for breast cancer, pancreatic cancer and other menopausal symptoms. The company is developing its products in close collaboration with leading U.S. academic research centers including: University of California, San Francisco, University of California, Davis, and the University of Colorado Health Sciences Center. For further information please visit: http://www.bionovo.com.

Forward-Looking Statements
This release contains certain forward-looking statements relating to the business of Bionovo, Inc. that can be identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, including uncertainties relating to product development, efficacy and safety, regulatory actions or delays, the ability to obtain or maintain patent or other proprietary intellectual property protection, market acceptance, physician acceptance, third party reimbursement, future capital requirements, competition in general and other factors that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Certain of these risks and uncertainties are or will be described in greater detail in our filings with the Securities and Exchange Commission, which are available at www.sec.gov. Bionovo, Inc. is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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